UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013.

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

     Filed as Exhibit 5.3 to this Report of Foreign Private Issuer on Form 6-K is a copy of the legal opinion of Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel, relating to the legality of the Company’s ordinary shares, nominal value 0.01 New Israeli Shekels per share, to be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-190965), or the Registration Statement, and the related prospectus supplement, dated September 3, 2013, that has been filed with the U.S. Securities and Exchange Commission pursuant to Rule 424 under the Securities Act.

     The Company hereby files the following exhibits to this Report, which are incorporated by reference as exhibits to the Registration Statement:

(d) Exhibits.
Exhibit No.	Description
5.3	Opinion of Meitar Liquornik Geva Leshem Tal as to the legality of Stratasys Ltd.’s ordinary shares being registered

23.6	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.3)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 3, 2013	By:	/s/ Erez Simha
Name: Erez Simha
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
5.3	Opinion of Meitar Liquornik Geva Leshem Tal as to the legality of Stratasys Ltd.’s ordinary shares being registered

23.6	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.3)